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                           October 29, 2020

       Ryan Greenawalt
       Chief Executive Officer
       Alta Equipment Group Inc.
       13211 Merriman Road
       Livonia, Michigan 48150

                                                        Re: Alta Equipment
Group Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 26,
2020
                                                            File No. 333-249672

       Dear Mr. Greenawalt:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Katherine Bagley at (202) 551-2545 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jeffrey A. Hoover